RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose copies of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. Announcement by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Notice of Extraordinary General Meeting in respect of the Proposed Share Buy-Back and Proposed amendments to the Draft Bye-Laws of the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("Proposed Amendments").

2. Circular to Shareholders dated 10 June 2002 in relation to the Proposal for purchase of own shares and Proposed Amendments.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

dlw 6/19

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

- 7 JUN 2002

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD.
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	LEE CHEE KHOON
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD

NOTICE OF EXTRAORDINARY GENERAL MEETING

* <u>Contents :-</u>

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Resorts World Bhd ("Resorts" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

PROPOSED SHARE BUY-BACK

"**THAT** subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total audited retained profits and share premium as at 31 December 2001 of RM4,055.2 million and RM33.3 million respectively of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed 109,184,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company for the time being;

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
18417-M

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next annual general meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

ORDINARY RESOLUTION 2

PROPOSED AMENDMENTS TO THE DRAFT BYE-LAWS OF THE EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF RESORTS WORLD BHD AND ITS SUBSIDIARIES

"**THAT** the Board of Directors of the Company be and is hereby authorised:

(a) to amend the Draft Bye-Laws of the Executive Share Option Scheme for eligible executives of Resorts World Bhd and its subsidiaries ("Scheme") as set out in Appendix I of the Circular to Shareholders of the Company dated 10 June 2002;

(b) to modify and/or amend the Scheme from time to time in such manner as the Directors deem fit provided that such modification and/or amendment is effected in accordance with the provisions of the Bye-Laws of the Scheme relating to the modification and/or amendment and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme; and

(c) to consent, adopt and effect, if it so deem fit and expedient from time to time such conditions, modifications and/or variations as may be required or imposed by any relevant authority in respect of the Scheme."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
10 June 2002

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
18417-M

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
18417-M

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Resorts World Bhd, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents in this Circular.

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PART A

PROPOSAL FOR PURCHASE OF OWN SHARES

PART B

PROPOSED AMENDMENTS TO THE DRAFT BYE-LAWS OF THE EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF RESORTS WORLD BHD AND ITS SUBSIDIARIES

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

Notice of the Extraordinary General Meeting of Resorts World Bhd to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second Annual General Meeting ("AGM") of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, together with the Form of Proxy are enclosed.

Last day and time for lodging the Form of Proxy	:	Sunday, 23 June 2002 at 3.45 p.m.
Date and time of the Extraordinary General Meeting	:	Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof

This Circular is dated 10 June 2002

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Circular:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Bye-Law(s)	:	Bye-law(s) of the ESOS
CIMB	:	Commerce International Merchant Bankers Berhad (18417-M)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
Date of Offer	:	Date on which an Offer is made by the RCB Committee in writing to an Eligible Executive
EGM	:	Extraordinary General Meeting
Eligible Executive(s)	:	An executive(s) (including an Executive Director) of the Resorts Group who is eligible to participate in the ESOS
EPS	:	Earnings per share
ESOS	:	Executive Share Option Scheme
Executive Director	:	A Director of the Resorts Group who is on the payroll of the Group and who is involved in the day-to-day management of the Group
Genting	:	Genting Berhad (7916-A), the holding company of Resorts
Grantee	:	An Eligible Executive who has accepted the Offer by the Company in accordance with the terms of the ESOS
KLSE	:	Kuala Lumpur Stock Exchange (30632-P)
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which the KLSE is open for trading of securities
NTA	:	Net tangible assets
Offer	:	A written offer made by the RCB Committee to an Eligible Executive to take up Options to subscribe for new Shares
Option(s)	:	Right of the Grantee to subscribe for new Shares pursuant to the option contract(s) constituted by the acceptance of an Offer
Option Period	:	The period during which such Option remains valid commencing from the Date of Offer and until expiry and/or termination of the Scheme
Option Price	:	The price at which the Grantee shall be entitled to subscribe for each new Share
Proposed Share Buy-Back	:	Proposal for purchase of own shares
Proposed Amendments	:	Proposed amendments to the Bye-Law(s)
RCB Committee	:	The Remuneration, Compensation and Benefits Committee appointed by the Board to administer the ESOS
Resorts or Company	:	Resorts World Berhad (58019-U)

Resorts Group or Group	:	Resorts and its subsidiaries as defined in Section 5 of the Act
Scheme	:	Executive Share Option Scheme established by the Bye-Laws for the granting of Options to the Eligible Executives to subscribe for new Shares on the terms and conditions as set out in the Bye-Laws
Share(s)	:	Ordinary share(s) of RM0.50 each in Resorts
RM and sen	:	Ringgit Malaysia and sen respectively
US$	:	United States of America dollar

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Circular shall be a reference to Malaysian time, unless otherwise stated.

All capitalised terms in Appendix I of this Circular which are not otherwise defined herein shall bear the same meanings as those terms have in the Draft Bye-Law(s).

CONTENTS

PART A

LETTER TO THE SHAREHOLDERS OF RESORTS RELATING TO THE PROPOSED SHARE BUY-BACK CONTAINING:

PART B

LETTER TO THE SHAREHOLDERS OF RESORTS RELATING TO THE PROPOSED AMENDMENTS CONTAINING:

APPENDICES

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

10 June 2002

Directors:

Tan Sri Lim Goh Tong *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Lim Kok Thay *(Managing Director)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Mr. Goh Sin Huat
Dato' Siew Nim Chee
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Tan Sri Dr. Lin See Yan

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSAL FOR PURCHASE OF OWN SHARES

1. INTRODUCTION

On 29 April 2002, CIMB announced on behalf of Resorts that the Company proposes to seek a fresh authorisation from its shareholders to purchase shares of the Company up to ten percent (10%) of the issued and paid-up share capital of Resorts.

The present mandate granted by the shareholders of Resorts at the EGM held on 26 June 2001 for the purchase of its own shares will expire at the conclusion of the forthcoming Twenty-Second AGM of Resorts.

The purpose of this Circular is to provide you with the details of the Proposed Share Buy-Back and to seek your approval for the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the forthcoming EGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof. The Notice convening the EGM is enclosed together with this Circular.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED SHARE BUY-BACK.

2. DETAILS OF THE PROPOSED SHARE BUY-BACK

2.1 The Company proposes to seek a fresh authorisation from its shareholders to purchase and/or hold up to a maximum of 109,184,000 ordinary shares of RM0.50 each in Resorts representing approximately ten per cent (10%) of the issued and paid-up share capital of the Company as at 20 May 2002 comprising of 1,091,843,334 ordinary shares of RM0.50 each, on the KLSE through a stockbroker. The appointment of the stockbroker would be lodged with the KLSE at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back at the forthcoming EGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of and/or holding its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five percent (25%) public shareholding spread as required by the KLSE Listing Requirements. Based on the latest audited accounts as at 31 December 2001, the retained profits and share premium account of the Company were RM4,055.2 million and RM33.3 million respectively whilst based on the latest unaudited accounts as at 31 March 2002, the retained profits and share premium account of the Company were RM4,276.6 million and RM33.3 million respectively.

2.3 As at 20 May 2002, the public shareholding spread of the Company was approximately 44.77%. Assuming the Proposed Share Buy-Back of ten percent (10%) of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will reduce to 38.63%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allow the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on the KLSE in accordance with the relevant rules of the KLSE or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable Prevailing Laws.

While the purchased shares are held as treasury shares, the rights attached on them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Resorts may only purchase its own shares at a price which is not more than fifteen percent (15%) above the weighted average market price of Resorts shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is not less than the weighted average market price of Resorts shares for the past five (5) market days immediately preceding the date of resale.

2.6 The Proposed Share Buy-Back will allow the Board to exercise the power of the Company to purchase and/or hold its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Resorts to be purchased and/or held and other relevant cost factors. The actual number of ordinary shares in Resorts to be purchased and/or held will depend on the market conditions and sentiments of the KLSE as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on the KLSE, or both, will in turn depend on the availability of, among others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED SHARE BUY-BACK

The Proposed Share Buy-Back if exercised, may potentially benefit the Company as follows:

- The Proposed Share Buy-Back is expected to stabilise the supply and demand of Resorts shares which may subsequently have a favourable impact on its market prices, and thereby long term and genuine investors are expected to enjoy a corresponding increase in the value of their investments in the Company.

- Any cancellation of the Resorts shares so purchased will increase the earnings per share of the Group if the income foregone or interest expense incurred on the shares purchased is less than the earnings per share before the share buy-back.

- If the shares so purchased are kept as treasury shares, the Company may have the opportunity to realise capital gains if these are resold on the KLSE at a price higher than their purchase price. Alternatively, the shares so purchased can be distributed as share dividends to shareholders.

The Proposed Share Buy-Back is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Resorts Group and of the resultant impact on its shareholders. The Directors in exercising any decision on the Proposed Share Buy-Back will be mindful of the interest of the Company and its shareholders.

4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Share Buy-Back, if implemented, may enable the Company to stabilise the supply and demand of Resorts shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Resorts shares. Any cancellation of the Resorts shares so purchased will increase the earnings per share of the Group if the income foregone or interest expense incurred on the shares purchased is less than the earnings per share before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Share Buy-Back if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego feasible investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for the purpose of the Proposed Share Buy-Back. The working capital of the Group will also be affected as any purchase of Resorts share will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Resorts shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

The Board will be mindful of the interest of the Company, the Group and the shareholders in implementing the Proposed Share Buy-Back.

5. EFFECTS OF THE PROPOSED SHARE BUY-BACK

5.1 Share Capital

In the event that the maximum number of Resorts shares authorised under the Proposed Share Buy-Back are acquired and the shares so purchased are cancelled, the issued and paid-up share capital of the Company will be reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 20 May 2002	1,091,843,334
Proposed Share Buy-Back	(109,184,000)
Reduced share capital	982,659,334

However, the Proposed Share Buy-Back will not have any effect on the issued and paid-up share capital of the Company if the Resorts shares so purchased are retained as treasury shares.

5.2 Major Shareholders' Interests

The effect of the Proposed Share Buy-Back on the shareholding of the major shareholders of Resorts based on the Register of Substantial Shareholders as at 20 May 2002, assuming that Resorts purchases and/or holds the maximum ten per cent (10%) of the issued and paid-up capital, is as follows:

	No. of ordinary shares held							
	Before the Proposed Share Buy-Back				After the Proposed Share Buy-Back			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Genting	602,318,000	55.17	-	-	602,318,000	61.29	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	602,557,786*	55.19	-	-	602,557,786*	61.32
Parkview Management Sdn Bhd	-	-	602,557,786^	55.19	-	-	602,557,786^	61.32

Notes:

* *Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting*

^ *Deemed interested through a subsidiary of Kien Huat (Tinehay Holdings Limited) and Genting*

5.3 Directors' Shareholdings

The effect of the Proposed Share Buy-Back on the shareholdings of the Directors of Resorts based on the Register of Directors' Shareholdings as at 20 May 2002 assuming that Resorts purchases and/or holds the maximum ten per cent (10%) of the issued and paid-up capital is as follows:

	<-----No. of ordinary shares held							---->
	<-Before the Proposed Share Buy-Back->				<-After the Proposed Share Buy-Back->			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Goh Tong	-	-	-	-	-	-	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Lim Kok Thay	50,000	#	-	-	50,000	#	-	-
Tan Sri Alwi Jantan	5,000	#	-	-	5,000	#	-	-
Justin Tan Wah Joo	-	-	-	-	-	-	-	-
Goh Sin Huat	-	-	-	-	-	-	-	-
Dato' Siew Nim Chee	-	-	-	-	-	-	-	-
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

The Proposed Share Buy-Back is likely to have an effect on the EPS of the Group depending on the quantum of the income foregone or interest expense incurred on the share purchased and the remaining number of shares applicable in computing the EPS. Similarly, on the assumption that the shares so purchased are treated as treasury shares and subsequently resold, the extent of the effect of the earnings of the Group will depend on the actual selling price, the number of treasury shares resold and the effective gain or interest savings arising.

5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act and subject to the Company maintaining the minimum share capital requirement, the NTA per share of the Resorts Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on the KLSE, the NTA per share of the Resorts Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Resorts Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The Proposed Share Buy-Back will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2001, the Company has paid an interim dividend of 8 sen less Malaysian Income Tax and recommended a final dividend of 8 sen per ordinary share of RM0.50 each less Malaysian Income Tax. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct shareholdings of Genting in Resorts as at 20 May 2002 is approximately 55.17% of the issued and paid-up share capital of the Company. In the event that the Proposed Share Buy-Back of up to approximately ten percent (10%) is carried out in full in a period of six (6) months, the shareholdings of Genting in Resorts would increase to approximately 61.29% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Genting is unchanged.

Pursuant to the Code, if a person or a group of persons acting in concert holds more than fifty percent (50%) of the voting shares of a company there is no obligation to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person or persons acting in concert. Accordingly, there will not be any implication relating to the Code arising from the Proposed Share Buy-Back.

7. HISTORICAL SHARE PRICES

The monthly high and low market prices of Resorts shares traded on the KLSE for the past twelve (12) months are as follows:

	<---------------------Ordinary share --------------->	
	High RM	**Low RM**
2001		
June	5.50	4.98
July	6.15	5.05
August	6.80	5.40
September	7.95	5.20
October	5.95	5.10
November	6.35	5.10
December	6.40	5.65

	Ordinary share	
	High RM	Low RM
2002		
January	8.10	6.05
February	8.80	7.35
March	9.90	7.95
April	12.00	9.45
May	11.40	10.00

The last transacted market price on 26 April 2002, being the last date prior to the announcement of the Proposed Share Buy-Back, is RM11.00.

The last transacted price on 4 June 2002, being the last practicable date prior to the printing of this Circular is RM10.90.

(Source: Bloomberg financial data)

8. APPROVAL REQUIRED

The Proposed Share Buy-Back is conditional upon approval from the shareholders of Resorts at the forthcoming EGM to be convened.

9. PURCHASE OF RESORTS SHARES

The Company had not made any purchase of Resorts shares in the previous twelve (12) months preceding the date of this Circular.

10. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Share Buy-Back, none of the Directors and/or major shareholders of Resorts or persons connected to them, has any interest, direct or indirect, in the Proposed Share Buy-Back or resale of treasury shares, if any.

11. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Share Buy-Back is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Share Buy-Back at the forthcoming EGM.

12. EGM

An EGM, the notice of which is enclosed in this Circular, will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the ordinary resolution to give effect to the Proposed Share Buy-Back.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed thereon, so as to arrive at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than forty-eight (48) hours before the time set for convening the EGM on Tuesday, 25 June 2002 at 3.45 p.m. or at any adjournment thereof. The lodging of a Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

13. FURTHER INFORMATION

Shareholders are requested to refer to Appendix II for further information.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

GOH SIN HUAT
Independent Non-Executive Director

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

10 June 2002

Directors:

Tan Sri Lim Goh Tong *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Lim Kok Thay *(Managing Director)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Justin Tan Wah Joo *(Executive Director)*
Mr. Goh Sin Huat
Dato' Siew Nim Chee
Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman
Tan Sri Dr. Lin See Yan

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSED AMENDMENTS TO THE DRAFT BYE-LAWS OF THE EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF RESORTS WORLD BHD AND ITS SUBSIDIARIES

1. INTRODUCTION

The shareholders of Resorts at an EGM held on 21 February 2002 approved the new executive share option scheme granting options for up to five percent (5.0%) of the issued and paid-up share capital of Resorts at the time of offer of the ESOS options to the Eligible Executives of the Resorts Group. On 29 April 2002, CIMB announced on behalf of Resorts that the Company proposes to amend the Draft Bye-Laws after taking into consideration the needs of the Resorts Group. As a result of the Proposed Amendments, the Company has yet to implement the ESOS Scheme.

The purpose of this Circular is to provide you with the details of the Proposed Amendments and to seek your approval for the ordinary resolution pertaining to the Proposed Amendments to be tabled at the forthcoming EGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second AGM of the Company, which will be held at the same venue and on the same date at 2.30 p.m., whichever is later, or at any adjournment thereof. The Notice convening the EGM is enclosed with this Circular.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED AMENDMENTS.

2. DETAILS OF THE PROPOSED AMENDMENTS

The shareholders of Resorts had in the EGM held on 21 February 2002 approved the resolutions pertaining to the ESOS.

The Company proposes to amend the following draft Bye-Laws of the ESOS:

(a) Draft Bye-Law 2.1;

(b) Draft Bye-Law 13.1; and

(c) Draft Bye-Law 17.

2.1.1 Draft Bye-Law 2.1

The shareholders' approval of the ESOS comprise of, inter-alia, the approval for the Company to allot and issue from time to time such number of new ordinary shares in the share capital of the Company as may be required to be issued pursuant to the exercise of the options under the Scheme provided that the aggregate number of shares to be offered shall not exceed five percent (5.0%) of the total issued and paid-up ordinary share capital of the Company at the time of offer.

The Board of Directors of Resorts had, after further deliberation and taking into account the needs of the Resorts Group, decided that while the total number of the new ordinary shares of RM0.50 each in Resorts available for offer under the ESOS remains at 5.0% of the total issued and paid-up share capital of the Company at the time of the offer, the initial limit shall be reduced to 2.5% of the issued and paid-up share capital of the Company. Any subsequent increase in the limit from 2.5% to 5.0% shall be subject to the approval of the shareholders of the Company at an EGM.

2.1.2 Draft Bye-Law 13.1

The existing draft Bye-Law 13.1 explains the adjustments necessary in the event of any alteration in the capital structure of the Company during the Option Period or during the period that an Offer is open for acceptance, whether by way of bonus issues or other capitalisation issues, consolidation of shares, sub-division of shares or reduction of capital ("Necessary Adjustments"). The amended draft Bye-Law 13.1 seeks to further clarify the existing draft Bye-Law 13.1 by incorporating formulae and additional information pertaining to the Necessary Adjustments. The amendments will not have any effect on the existing draft Bye-Law 13.1 as its sole reason is to merely illustrate how the Necessary Adjustments are calculated.

2.1.3 Draft Bye-Law 17

The existing draft Bye-Law 17 stipulates that the terms and conditions of the Scheme may from time to time be modified and/or amended by resolution of the Board without the approval of the Company's shareholders in general meeting provided that no such amendment shall be made which would either prejudice the rights then accrued to the Grantee without his/her prior consent, or altered to the advantage of the Grantee without the prior approval of the Company's shareholders.

The amended draft Bye-Law 17 further clarify that no amendments shall be made which would increase the number of Shares to be offered under the Scheme unless it is first approved by the shareholders at an EGM. The amendment is to ensure consistency with the new draft Bye-Law 2.1 as mentioned above.

Shareholders are requested to refer to Appendix I for details on the Proposed Amendments.

3. RATIONALE FOR THE PROPOSED AMENDMENTS

The Proposed Amendments are intended to state clearly the Board of Directors' decision to fix an initial limit for shares available under the ESOS at 2.5% of the issued and paid-up share capital of the Company at the time of the offer, whilst maintaining the total limit at 5.0%. Accordingly, any subsequent increase in the limit from 2.5% to 5.0% of the issued and paid-up share capital of the Company shall be subject to the approval of the shareholders of the Company at an EGM.

4. EFFECTS OF THE PROPOSED AMENDMENTS

4.1 Issued and Paid-up Share Capital

The Proposed Amendments will not have any immediate effect on the existing issued and paid-up share capital of Resorts. It will, however, reduce the initial total number of shares available under the ESOS from 5.0% to 2.5% of the issued and paid-up share capital of Resorts at the time of the offer.

Assuming the full exercise of the Options granted pursuant to the Proposed Amendments, the effect of the Proposed Amendments on the issued and paid-up share capital of the Company is as follows:

	No. of ordinary shares of RM0.50
Existing as at 20 May 2002	1,091,843,334
To be issued pursuant to the Proposed Amendments*	27,296,000
Enlarged share capital	1,119,139,334

Note:

* *The maximum number of shares to be offered under the Proposed Amendments will not exceed two point five per cent (2.5%) of the issued and paid-up share capital of Resorts at the time of offer of ESOS options by the Company to Eligible Executives*

4.2 Major Shareholders' Interests

The effect of the Proposed Amendments on the shareholding of the major shareholders of Resorts based on the Register of Substantial Shareholders as at 20 May 2002 assuming that options to a total of 27,296,000 new ordinary shares of RM0.50 each under the Proposed Amendments as set out in Section 4.1 above have been fully exercised is as follows:

	No. of ordinary shares held							
	Before the Proposed Amendments				After the Proposed Amendments			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Genting	602,318,000	55.17	-	-	602,318,000	53.82	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	602,557,786*	55.19	-	-	602,557,786*	53.84
Parkview Management Sdn Bhd	-	-	602,557,786^	55.19	-	-	602,557,786^	53.84

Notes: -

* *Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting*

^ *Deemed interested through a subsidiary of Kien Huat (Tinehay Holdings Limited) and Genting*

4.3 Directors' Shareholdings

Under the Draft Bye-Laws as approved by the shareholders of Resorts at an EGM held on 21 February 2002, all the Executive Directors of Resorts are entitled to be offered up to a maximum of 1,500,000 ordinary shares of RM0.50 each pursuant to the ESOS Scheme. The Proposed Amendments would not have any effect on the shareholdings of the Directors of Resorts as it does not involve the increase in such number of shares to be offered to them.

4.4 Earnings

The Proposed Amendments will not have any effect on the EPS of the Resorts Group for the year ending 31 December 2002.

4.5 NTA

The Proposed Amendments will not have any immediate effect on the NTA per share of the Group. However, the NTA per share of the Resorts Group will increase if the exercise price exceeds the NTA per share of the Resorts Group at the point of exercise of the Option. Conversely, if the exercise price is below the NTA per share of the Resorts Group at the point of exercise of the Option, it will reduce the NTA per share of the Resorts Group.

4.6 Dividend

The Proposed Amendments will not have any effect on the dividend rate for the year ending 31 December 2002.

5. CONDITION OF THE PROPOSED AMENDMENTS

The Proposed Amendments are subject to the approval of the shareholders of Resorts at the forthcoming EGM.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Amendments, none of the Directors or major shareholders of Resorts or persons connected to them has any interest, direct or indirect, in the Proposed Amendments.

7. DIRECTORS' RECOMMENDATION

Your Directors, having considered all aspects of the Proposed Amendments are of the opinion that the Proposed Amendments are in the best interest of the Resorts Group. Accordingly, your Directors, recommend that you vote in favour of the resolutions for the Proposed Amendments to be tabled at the forthcoming EGM.

8. EGM

An EGM, the notice of which is enclosed in this Circular, will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second AGM of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof for the purpose of considering and if thought fit, passing the ordinary resolution to give effect to the Proposed Amendments.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed thereon, so as to arrive at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than forty-eight (48) hours before the time set for convening the EGM on Tuesday, 25 June 2002 at 3.45 p.m. or at any adjournment thereof. The lodging of a Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

GOH SIN HUAT
Independent Non-Executive Director

PROPOSED AMENDMENTS

Draft Bye-Law 2.1 as set out in Appendix I of Circular to Shareholders of Resorts dated 29 January 2002

"2.1 The total number of new Shares to be offered under the Scheme shall not exceed five percent (5.0%) of the issued and paid-up share capital of the Company at the time of the offer."

The amended draft Bye-Law 2.1 shall read as follows:

Amended draft Bye-Law 2.1

"2.1 The total number of new Shares to be offered under the Scheme shall not exceed two point five percent (2.5%) of the issued and paid-up share capital of the Company at any time of the Offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new Shares to be offered under the Scheme up to five percent (5.0%) of the issued and paid up share capital of the Company at the time of the Offer."

Draft Bye-Law 13.1 as set out in Appendix I of Circular to Shareholders of Resorts dated 29 January 2002

"13.1 In the event of any alteration in the capital structure of the Company during the Option Period, or during the period that an Offer is open for acceptance, whether by way of rights issues, bonus issues or other capitalisation issues, consolidation of shares, sub-division of shares or reduction of capital howsoever being effected, the necessary adjustment will be made to:

(a) the Option Price; or

(b) the number of new Shares comprised in an Option which may be exercised; or

(c) the number of new Shares and/or the Option Price for the new Shares comprised in an Offer which is open for acceptance (if such Offer is accepted in accordance with the terms of the Offer and the Scheme),

such that the adjustment, where it relates to bonus issues or other capitalisation issues, consolidation of shares, sub-division of shares or reduction of capital, will result in the Grantee or the Eligible Executive (if and when he accepts an Offer) becoming entitled to the same proportion of the issued and paid-up share capital of the Company as that to which he was entitled prior to the alteration. The adjustment pursuant to this Clause shall be made on the day immediately following the books closure date for the event giving rise to the adjustment;

PROVIDED THAT any adjustment, will be subject to confirmation in writing from the Company's auditors (acting as experts and not as arbitrators) that in their opinion the adjustment is fair and reasonable and not to the detriment of the Grantee or the Eligible Executive (if and when he accepts an Offer). Such confirmation by the auditors shall be final and binding on the Grantee or the Eligible Executive; and

PROVIDED FURTHER THAT if there is any adjustment to the Option Price which results in the subscription price of the new Shares being less than the par value of such Share, the Option Price shall, notwithstanding such adjustment, be the par value of such Share; and

PROVIDED FURTHER THAT no adjustment shall be made to the Option Price in respect of any fraction of a sen."

The amended draft Bye-Law 13.1 shall read as follows:

Amended draft Bye-Law 13.1

"13.1 In the event of any alteration in the capital structure of the Company during the Option Period, or during the period that an Offer is open for acceptance, whether by way of rights issues, bonus issues, consolidation of shares, sub-division of shares or reduction of capital howsoever being effected, the necessary adjustment will be made to:

(a) the Option Price; and/or

(b) the number of new Shares comprised in an Option which may be exercised,

such that the adjustment, where it relates to bonus issues, consolidation of shares, sub-division of shares or reduction of capital, will result in the Grantee or the Eligible Executive (if and when he accepts an Offer) becoming entitled to the same proportion of the issued and paid-up share capital of the Company as that to which he was entitled prior to the alteration; and

where such adjustment relates to rights issue, the Option Price and/or the number of new Shares comprised in an Option which may be exercised shall be calculated in accordance with the following formula:

New Option Price, S_1 : $\frac{S \times (C - D)}{C}$

Additional number of Options to be issued, T_1 : $\left[\frac{T \times C}{(C - D)} - T\right]$

where:

S : Existing Option Price of the Options

C : The weighted average market price of Shares in Resorts for the five (5) consecutive market days immediately preceding the date the rights issue is publicly announced to KLSE

D : The value of rights attributable to one (1) Share in Resorts, which shall be calculated in accordance with the following formula:

$$\frac{C - E}{F + 1}$$

Where:

C = As C above

E = The subscription price for one (1) additional Share in Resorts under the terms of the rights issue

F = The number of Shares in Resorts which it is necessary to hold in order to subscribe for one (1) additional Share in Resorts

T : Existing number of Options held

The adjustment pursuant to this Clause shall be made on the day immediately following the books closure date for the event giving rise to the adjustment.

PROVIDED THAT any adjustment, will be subject to confirmation in writing from the Company's auditors (acting as experts and not as arbitrators) that in their opinion the adjustment is fair and reasonable and not to the detriment of the Grantee or the Eligible Executive (if and when he accepts an Offer). Such confirmation by the auditors shall be final and binding on the Grantee or the Eligible Executive; and

PROVIDED FURTHER THAT if there is any adjustment to the Option Price which results in the subscription price of the new Shares being less than the par value of such Share, the Option Price shall, notwithstanding such adjustment, be the par value of such Share; and

PROVIDED FURTHER THAT no adjustment shall be made to the Option Price in respect of any fraction of a sen."

Draft Bye-Law 17 as set out in Appendix I of Circular to Shareholders of Resorts dated 29 January 2002

"17 The terms and conditions of the Scheme may from time to time be modified and/or amended by resolution of the Board without the approval of the Company's shareholders in general meeting provided that no such amendment shall be made which would either prejudice the rights then accrued to the Grantee hereof without his/her prior consent, or altered to the advantage of the Grantee without the prior approval of the Company's shareholders."

The amended draft Bye-Law 17 shall read as follows:

Amended draft Bye-Law 17

"17 The terms and conditions of the Scheme may from time to time be modified and/or amended by resolution of the Board without the approval of the Company's shareholders in general meeting provided that:

(a) no such amendment shall be made which would either prejudice the rights then accrued to the Grantee hereof without his/her prior consent, or alter such rights to the advantage of the Grantee without the prior approval of the Company's shareholders; or

(b) no such amendment shall be made which would increase the number of new Shares to be offered under the Scheme above the limit specified in Bye-Law 2.1."

ADDITIONAL INFORMATION

1. Directors' Responsibility Statement

This Circular has been seen and approved by the Directors of Resorts and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that, after making all reasonable enquiries, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. Consent

CIMB has given and has not subsequently withdrawn its written consent to the inclusion in this Circular of its name in the form and context in which it appears.

3. Material Contracts

Save as disclosed below, there are no material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Resorts Group during the past two (2) years preceding the date of this Circular:

(i) a Calculation Agency Agreement dated 13 June 2000 between Resorts World (Labuan) Limited ("RWLL"), a wholly-owned subsidiary of Resorts, Resorts and nominee of UOB Asia Limited ("UOB Asia") and United Overseas Bank Limited, Labuan branch ("UOB Labuan") (both UOB Asia and UOB Labuan are collectively referred to as the "Subscribers") pertaining to the appointment by RWLL of Subscribers/Subscribers' nominee as calculation agent for the purpose of determining the redemption amount, instalment amount or interest amount or making any other determination that it is required to make pursuant to the conditions in respect of the Guaranteed Euro Medium Term Notes in relation to the following documents:

(a) a Programme Agreement dated 19 May 2000 between RWLL, Resorts, UOB Asia and UOB Labuan pertaining to the acceptance by RWLL of US$200 million Guaranteed Euro Medium Term Note Programme guaranteed by Resorts and arranged by the Subscribers in place of the Loan Agreement dated 14 February 2000 between RWLL and UOB Labuan pertaining to a bridging loan facility up to the maximum principal sum of US$168 million to RWLL to invest in the equity of Star Cruises PLC *(now known as Star Cruises Limited)* ("SCL") for its acquisition of NCL Holding ASA. The loan is repayable in three instalments; and

(b) a Trust Deed dated 19 May 2000 between RWLL, Resorts and The Bank of New York, London Branch ("BNY") whereby BNY agreed to act as Trustee in relation to the Programme Agreement mentioned in (a) above.

(ii) a Note Purchase Agreement ("NPA") dated 28 September 2000 between SCL and Resorts World Limited ("RWL"), a wholly-owned subsidiary of Resorts, pertaining to the purchase by RWL from SCL of the Series A Floating Rate Convertible Unsecured Loan Notes due 20 August 2001 ("the Notes") in the aggregate principal amount of US$151 million at a purchase price of US$151 million. The purchase price of US$151 million was paid by way of US$52 million advance subscription monies at the interest rate based on the Singapore Inter Bank Offer Rate plus one per cent (1%) per annum made earlier to SCL by RWL and an additional cash of US$99 million remitted by RWL to SCL;

(iii) a NPA dated 28 September 2000 between SCL and RWL pertaining to the purchase by RWL from SCL of the Notes in the aggregate principal amount of US$62 million at a cash purchase price of US$62 million;

(iv) a NPA dated 9 October 2000 between SCL and RWL pertaining to the purchase by RWL from SCL of the Series B Floating Rate Convertible Unsecured Loan Notes due 20 August 2001 in the aggregate principal amount of US$267 million at a cash purchase price of US$267 million;

(v) a Stock Purchase Agreement dated 24 November 2000 between RWL and Arrasas Limited, a wholly-owned subsidiary of SCL, pertaining to the disposal by RWL to Arrasas Limited of 10,300,000 ordinary shares of Norwegian Kroner ("Nok") 2.30 each representing its entire 3.85% equity interest in NCL Holding ASA for a cash consideration of Nok154,500,000 (Nok15 per share);

(vi) a Deed of Amendment dated 24 November 2000 between SCL and RWL pertaining to the amendments to the Deed Poll made by SCL on 27 September 2000 constituting US$480 million Floating Rate Convertible Unsecured Loan Notes due on 20 August 2001;

(vii) a Letter dated 27 November 2000 from SCL to RWL pertaining to the subscription by RWL in SCL of 609,781,993 ordinary shares of US$0.10 each based on the placement price upon the conversion of the Notes. The proceeds of the conversion of the Notes amount to US$442,499,850;

(viii) a Deed of Undertaking dated 27 November 2000 between RWL, Credit Suisse First Boston (Hong Kong) Limited ("CSFB"), HSBC Investment Bank Asia Limited and SCL pertaining to the undertaking provided by RWL to CSFB in connection with the Introduction and Placement of SCL shares on The Stock Exchange of Hong Kong Limited;

(ix) a Letter Agreement dated 5 January 2001 between Genting and Resorts pertaining to the acceptance by Resorts from Genting on 9 January 2001 of an additional loan facility of up to RM100 million upon the same terms and conditions in respect of the loan pursuant to a Letter Agreement dated 1 June 2000 between Genting and Resorts pertaining to the acceptance by Resorts from Genting on 5 June 2000 of a loan of up to RM700 million. The loan is repayable within one (1) year at an interest rate based on the Malayan Banking Berhad Base Lending Rate plus one percent (1%) per annum;

(x) a Term Facility Agreement dated 20 March 2001 between RWB (Labuan) Limited ("RWBL"), (a wholly-owned subsidiary of Resorts), Resorts, Dresdner Bank AG, Labuan branch ("Dresdner"), National Australia Bank Limited, Labuan branch ("NABL"), OCBC Bank (Malaysia) Berhad ("OCBC") and the Banks (comprising Dresdner, NABL, OCBC, Westpac Banking Corporation, Singapore Branch, Bumiputra Commerce Bank (L) Limited, Credit Industriel et Commercial, Labuan Branch, Maybank International (L) Limited, Standard Chartered Bank, Offshore Labuan, The Hongkong and Shanghai Banking Corporation Limited and Labuan Offshore Banking Unit) ("the Financial Institutions") pertaining to a Term Loan Facility of US$200 million granted by the Financial Institutions to RWBL for purposes of refinancing the US$200 million of equity injected by Resorts in RWL for the purchase by RWL of US$200 million of the Convertible Unsecured Loan Notes ("Notes") issued by SCL which Notes have subsequently been converted into ordinary shares of SCL. The loan is repayable in three instalments;

(xi) a Letter Agreement dated 23 April 2001 between Genting and Resorts pertaining to the revision of certain terms and conditions of the loan facilities made available to Resorts mentioned in (ix) above. Pursuant thereto, the loan is repayable in three instalments ending 31 December 2004;

(xii) an International Swaps and Derivatives Association 1992 ("ISDA") Master Agreement dated 10 May 2001 between RWBL and Standard Chartered Bank (Malaysia) Berhad ("SCBMB") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in (x) above;

(xiii) an ISDA Master Agreement dated 4 July 2001 between RWBL and The Hongkong and Shanghai Banking Corporation Limited, Labuan ("HSBC") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in (x) above;

(xiv) a Guarantee Agreement dated 9 August 2001 between Resorts and HSBC whereby Resorts has agreed to issue a guarantee in favour of HSBC in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$16 million granted by HSBC to RWBL pursuant to the Letter of Offer dated 10 July 2001 from HSBC;

(xv) a Guarantee Agreement dated 13 August 2001 between Resorts and SCBMB whereby Resorts has agreed to issue a guarantee in favour of SCBMB in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$15 million granted by SCBMB to RWBL pursuant to the Letter of Offer dated 21 July 2001 from SCBMB;

(xvi) an ISDA Master Agreement dated 20 February 2002 between Resorts and HSBC Bank Malaysia Berhad ("HSBCM") pertaining to the foreign exchange transaction(s) with HSBCM in respect of Resorts' Foreign Exchange Facility of RM79.31 million from HSBCM in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) and (x) above;

(xvii) an ISDA Master Agreement dated 28 March 2002 between RWBL and OCBC pertaining to the interest rate swap transactions to be entered into by RWBL in order to hedge against interest fluctuations in respect of the interest swap line of up to US$50 million from OCBC in relation to the Term Loan Facility of US$200 million mentioned in (x) above;

(xviii) an Agreement in respect of an issue of Convertible Note by First Karaoke (H.K.) Limited ("First Karaoke") dated 7 May 2002 between Resorts Overseas Investment Limited ("ROIL"), a wholly-owned subsidiary of Resorts and First Karaoke, Mr. Wong Franklin and Ms. Lau Lai Ping (as Warrantors) pertaining to the subscription by ROIL from First Karaoke, of the Convertible Note at a Note Subscription Price of Hong Kong Dollar 45 million;

(xix) an Agreement dated 7 May 2002 between ROIL and Ms. Lau Lai Ping, Mr. Wong Franklin, Mr. Ng Man Hung ("First Karaoke Shareholders") and First Karaoke pertaining to the arrangements between the First Karaoke Shareholders and ROIL in respect of the manner in which the affairs of First Karaoke will be regulated in relation to their respective participation as shareholders and investors in First Karaoke; and

(xx) a Letter Agreement dated 20 May 2002 between United Overseas Bank (Malaysia) Bhd ("UOBM") and Resorts pertaining to the acceptance by Resorts from UOBM of a Forward Foreign Exchange Contracts Facility of RM400 million for the purpose of hedging Resorts' foreign currency exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) and (x) above.

4. Material Litigation

Neither Resorts nor any of its subsidiaries is engaged in any material litigation, claims or arbitration either as plaintiff or defendant and the Directors do not have any knowledge of any proceedings pending or threatened against Resorts or its subsidiaries or of any facts likely to give rise to any proceedings which might materially affect the position of Resorts and its subsidiaries.

5. Documents For Inspection

Copies of the following documents will be available for inspection at the registered office of Resorts at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, during normal business hours from the date of this Circular to the date of the EGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Resorts Group for the past two (2) financial years ended 31 December 2001 and the unaudited results for the three (3)-month period ended 31 March 2002;

(c) Letter of consent from CIMB referred to in Section 2 above;

(d) Material contracts referred to in Section 3 above; and

(e) Draft Bye-Laws of the ESOS.

RESORTS WORLD BHD
(58019-U)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Resorts World Bhd ("Resorts" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

PROPOSED SHARE BUY-BACK

"**THAT**, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total audited retained profits and share premium as at 31 December 2001 of RM4,055.2 million and RM33.3 million respectively of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed 109,184,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company for the time being;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next annual general meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

ORDINARY RESOLUTION 2

PROPOSED AMENDMENTS TO THE DRAFT BYE-LAWS OF THE EXECUTIVE SHARE OPTION SCHEME FOR ELIGIBLE EXECUTIVES OF RESORTS WORLD BHD AND ITS SUBSIDIARIES

"**THAT**, the Board of Directors of the Company be and is hereby authorised:

(a) to amend the Draft Bye-Laws of the Executive Share Option Scheme for eligible executives of Resorts World Bhd and its subsidiaries ("Scheme") as set out in Appendix I of the Circular to Shareholders of the Company dated 10 June 2002;

(b) to modify and/or amend the Scheme from time to time in such manner as the Directors deem fit provided that such modification and/or amendment is effected in accordance with the provisions of the Bye-Laws of the Scheme relating to the modification and/or amendment and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme; and

(c) to consent, adopt and effect, if it so deem fit and expedient from time to time such conditions, modifications and/or variations as may be required or imposed by any relevant authority in respect of the Scheme."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
10 June 2002

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

FORM OF PROXY

(Before completing the form please refer to notes overleaf)

"A" I/We ....
(FULL NAME IN CAPITALS)

of..
(ADDRESS)

being a member of RESORTS WORLD BHD, hereby appoint

....
(FULL NAME)

of..
(ADDRESS)

or failing him..
(FULL NAME)

of..
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We ....
(FULL NAME IN CAPITALS)

of ....
(ADDRESS)

being a member of RESORTS WORLD BHD, hereby appoint

....
(FULL NAME)

of..
(ADDRESS)

or failing him..
(FULL NAME)

of ....
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 3.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Second Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/*Second Proxy "B" shall vote on my/our behalf.

My/our proxy/proxies shall vote as follows:

(Please indicate with an "X" in the space provided below how you wish your votes to be cast on the resolutions specified in the Notice of Meeting. If you do not do so, the proxy/proxies will vote, or abstain from voting on the resolutions as he/they may think fit).

	FIRST PROXY "A"		**SECOND PROXY "B"**	
	FOR	**AGAINST**	**FOR**	**AGAINST**
ORDINARY RESOLUTION 1				
ORDINARY RESOLUTION 2				

Signed this .... day of 2002

Number of shares held

....
Signature of Member

**Delete if inapplicable.*

Notes:

1. *A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. This instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*

2. *In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

The Company Secretary
Resorts World Bhd
24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

1st fold here

BAHAN CETAK / PRINTED MATTER
May be opened for postal inspection

BAYARAN POS JEL
POSTAGE PAID
PEJABAT POS BES
KUALA LUMPUR
MALAYSIA
NO. WP 0722

If undelivered, please return to:-

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA